FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 May 2013

SIR SIMON ROBERTSON APPOINTED CHAIRMAN OF THE HSBC GROUP REMUNERATION COMMITTEE AND
JOACHIM FABER APPOINTED CHAIRMAN OF THE HSBC GROUP RISK COMMITTEE

Sir Simon Robertson (72), senior independent non-executive Director and Deputy Chairman of HSBC Holdings plc, has been appointed Chairman of the Group Remuneration Committee to succeed John Thornton. Joachim Faber (63), an independent non-executive Director of HSBC Holdings plc, has been appointed Chairman of the Group Risk Committee to succeed Rona Fairhead. Both appointments are with effect from the conclusion of the Annual General Meeting on 24 May 2013.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

Supplementary information:
As non-executive Directors, Sir Simon Robertson and Dr. Faber do not have a service contract with HSBC Holdings plc. They are each paid a Director's fee of £95,000 per annum, as authorised by shareholders at the 2011 Annual General Meeting. Sir Simon is also paid a fee of £45,000 per annum as senior independent non-executive Director and a fee of £40,000 per annum as Chairman of the Nomination Committee and will receive a fee of £50,000 per annum as Chairman of the Group Remuneration Committee. Dr. Faber is also paid a fee of £30,000 per annum as a member of the Group Risk Committee, which will increase to £50,000 per annum as Chairman of that committee. Fees paid to the senior independent non-executive Director and to members and chairmen of committees were approved by the Directors in 2011.

No shareholder is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the company.

Sir Simon Robertson has an interest as beneficial owner in 9,646 HSBC Holdings plc US$0.50 Ordinary Shares.

Dr. Faber has an interest as beneficial owner in RMB5.1 million 2.875% Notes 2015 issued by HSBC Bank plc.

Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

1. Brief biography of Sir Simon Robertson
Sir Simon Robertson is the founding member of Robertson Robey Associates LLP, formerly Simon Robertson Associates LLP. He is a non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Troy Asset Management. He is a partner of NewShore Partners LLP and trustee of the Eden Project Trust and the Royal Opera House Endowment Fund. He was formerly a Managing Director of Goldman Sachs International and Chairman of Rolls-Royce Holdings plc and Dresdner Kleinwort Benson. Sir Simon Robertson is married with three children and lives in London.

2. Brief biography of Dr Joachim Faber
Dr Joachim Faber LLB, PhD, was the Chief Executive Officer of Allianz Global Investors AG and a member of the Management Board of Allianz SE until 31 December 2011. He is an independent director of Coty Inc., Allianz France SA and Allianz Investment Management GmbH as well as the Chairman of the board of Joh A. Benckiser SARL and the supervisory board of Deutsche Boerse AG. He is a member of the supervisory board of the European School for Management and Technology, the advisory board of the Siemens Group Pension Board and a member of The German Council for Sustainable Development.

Before joining Allianz, Dr. Faber spent 14 years at Citicorp, where he held several positions in Trading and Project Finance and, for the last 3 years, was Head of Capital Markets for Europe, North America and Japan. He holds a Law Degree from Bonn University and was awarded his doctorate from the University of Administrative Sciences in Speyer which included undertaking research at the Sorbonne, Paris. Dr. Faber is married with 5 children and lives in Germany.

3. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J B Comey†, J D Coombe†, J Faber†, R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, Sir Simon Robertson† and J L Thornton†.

† Independent non-executive Director

4. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 23 May 2013